Exhibit 2.4

QR Energy Holdings, LLC

1401 McKinney Street, Suite 2400

Houston, Texas 77010

Attn: Gregg Roden

Facsimile: (713) 452-2231

Attn: James V. Baird

Facsimile: (713) 452-2021

Re:	Waiver of Issuance of Contingent Class B Units

Dear QR Energy Holdings, LLC (“Holder”):

As you are aware, QR Energy, LP (the “Partnership”) and Breitburn Energy Partners LP (“Breitburn”) are currently considering a confidential transaction involving the merger of the Partnership with Boom Merger Sub, LLC pursuant to an Agreement and Plan of Merger by and among Breitburn, Breitburn GP, LLC, Boom Merger Sub, LLC, the Partnership and QRE GP, LLC (such transaction, the “Proposed Transaction” and such Agreement and Plan of Merger, the “Merger Agreement”). Capitalized terms that are not otherwise defined herein will have the meanings ascribed to such terms in the Partnership Agreement (as defined below).

1.	If the Conflicts Committee and the Board of Directors approve the Proposed Transaction and holders of a majority of the Outstanding Units vote to approve the Proposed Transaction, (i) the consummation of the Proposed Transaction would result in a “Change of Control”, as such term is defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended by Amendment No. 1 thereto dated October 3, 2011, Amendment No. 2 thereto dated December 12, 2013 and Amendment No. 3 thereto dated March 2, 2014 (the “Partnership Agreement”), and (ii) due to the occurrence of such a Change of Control transaction and pursuant to Section 7.4 of the Partnership Agreement, all the Contingent Class B Units not previously issued to Holder (the number of which is set forth on Exhibit A hereto; such units, the “Covered Units”) would, upon consummation of the Proposed Transaction, be required to be issued.

2.	In consideration of the benefits to Holder of the Proposed Transaction, and to improve the prospects for entering into and consummating the Proposed Transaction, the Holder hereby acknowledges and agrees that (a) (i) only a number of Class B Units of the Covered Units equal to 52.8271% of the Adjusted Class B Amount (as defined in the Merger Agreement) shall be issued to QR Energy Holdings, LLC at the Effective Time (as defined in the Merger Agreement) and (ii) only a number of Class B Units of the Covered Units equal to 47.1729% of the Adjusted Class B Amount shall be issued to QR Holdings (QRE), LLC at the Effective Time (as defined in the Merger Agreement) (b) all rights and interest of Holder to any of the Covered Units other than as specified in the preceding clause 2(a)(i) are hereby irrevocably forfeited and waived as of the Effective Time (the “Waiver”). In furtherance of the Waiver, Holder hereby consents to any amendment to the Partnership Agreement to be made for the purpose of implementing the Waiver (the “Consent”).

3.	If the Proposed Transaction is not consummated, this letter agreement, including the Waiver and the Consent, shall terminate be null, void, and never take effect.

4.	By signing below,

i.	Holder acknowledges that Exhibit A sets forth the full number of Covered Units that could be issued to Holder;

ii.	Holder represents and warrants to the Partnership as follows: (a) such Holder has full legal right and capacity to execute and deliver this letter agreement, including the Waiver and Consent, to perform such Holder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this letter agreement, including the Waiver and Consent, has been duly executed and delivered by such Holder and the execution, delivery and performance of this letter agreement, including the Waiver and Consent, by such Unitholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Holder and no other actions or proceedings on the part of such Holder are necessary to authorize this letter agreement, including the Waiver and Consent, or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms, and (d) the execution and delivery of this letter agreement, including the Waiver and Consent, by such Holder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws (as defined in the Merger Agreement) or agreements binding upon such Holder or the securities owned by such Holder, nor require any authorization, consent or approval of, or filing with, any Governmental Authority (as defined in the Merger Agreement), except for filings with the Commission by such Holder;

iii.	Holder agrees that upon consummation of the Proposed Transaction at the Exchange Ratio provided for in the Merger Agreement (subject to adjustment as provided in Section 3.4 thereof), the Waiver shall be effective without any action on the part of the Partnership, QRE GP, LLC or Holder and, pursuant to the Waiver, Holder irrevocably forfeits, waives and releases any claim with respect to any and all rights to the Covered Units described in Section 2(b) above and none of such units or any portion thereof shall remain outstanding or become vested, payable, or issuable because of the Proposed Transaction or otherwise; and

iv.	Holder agrees that this letter agreement and the Waiver and the other provisions herein cannot be altered, amended, modified or rescinded without the prior written consent of the Conflicts Committee.

Please sign below to indicate your consent to and acceptance of the provisions set forth above and the terms and conditions of this letter agreement.

[Signature pages follow]

Sincerely,

QR ENERGY HOLDINGS, LLC

By:	/s/ Alan L. Smith
Name:	Alan L. Smith
Title:	Member

Accepted:

QR ENERGY, LP

By:	QRE GP, LLC, its general partner

By:	/s/ Alan L. Smith
Name:	Alan L. Smith
Title:	Chief Executive Officer

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